UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 31487 / February 25, 2015

_____

In the Matter of   :
                                                        :
AMERICAN FIDELITY DUAL   :
   STRATEGY FUND, INC.   :
2000 N Classen Blvd.   :
Oklahoma, OK 73106   :
                                                        :
(811-8873)   :
                                                        :
_____   :

ORDER UNDER SECTION 8(f) OF THE INVESTMENT COMPANY ACT OF 1940
DECLARING THAT APPLICANT HAS CEASED TO BE AN INVESTMENT COMPANY

American Fidelity Dual Strategy Fund, Inc. filed an application on December 1, 2014, and an
amendment on January 8, 2015, requesting an order under section 8(f) of the Act declaring that it
has ceased to be an investment company.

On January 30, 2015, a notice of filing of the application was issued (Investment Company Act
Release No. 31440). The notice gave interested persons an opportunity to request a hearing and
stated that an order disposing of the application would be issued unless a hearing was ordered. No
request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that applicant has ceased to be an investment company. Accordingly,

IT IS ORDERED, under section 8(f) of the Act, that applicant's registration under the Act shall
forthwith cease to be in effect.

For the Commission, by the Division of Investment Management, under delegated authority.

                                        Jill M. Peterson
                                        Assistant Secretary

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 31473 / February 25, 2015

_____

In the Matter of   :
                                                              :
CLIPPER FUND, INC.   :
c/o Davis Advisors – Legal Department   :
2949 E. Elvira Rd., Ste. 101   :
Tucson, AZ 85756   :
                                                              :
(811-3931)   :
                                                              :
_____ :

ORDER UNDER SECTION 8(f) OF THE INVESTMENT COMPANY ACT OF 1940
DECLARING THAT APPLICANT HAS CEASED TO BE AN INVESTMENT COMPANY

Clipper Fund, Inc. filed an application on December 29, 2014, requesting an order under section 8(f) of the Act declaring that it has ceased to be an investment company.

On January 30, 2015, a notice of filing of the application was issued (Investment Company Act Release No. 31440). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that applicant has ceased to be an investment company. Accordingly,

IT IS ORDERED, under section 8(f) of the Act, that applicant's registration under the Act shall forthwith cease to be in effect.

For the Commission, by the Division of Investment Management, under delegated authority.

                                              Jill M. Peterson
                                              Assistant Secretary